Prospectus Supplement No. 5	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated June 15, 2022)	Registration Statement No. 333-264363

STARRY GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated June 15, 2022, as previously supplemented and amended (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-264363), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are listed on The New York Stock Exchange (the “NYSE”) under the symbol “STRY.” On September 16, 2022, the closing sale price of our Class A common stock was $2.12 per share. Our warrants are listed on the NYSE under the symbol “STRY WS.” On September 16, 2022, the closing sale price of our warrants was $0.16 per warrant.

Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 19, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 13, 2022

STARRY GROUP HOLDINGS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-41336	87-4759355
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

38 Chauncy Street, Suite 200 Boston, MA		02111
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 861-8300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	STRY	The New York Stock Exchange
Warrants to purchase 1.2415 shares of Class A common stock, each at an exercise price of $9.13 per 1.2415 shares of Class A common stock	STRY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Agreement.

On September 13, 2022, Starry, Inc. (“Starry”), a wholly-owned subsidiary of Starry Group Holdings, Inc., entered into an Eighth Amendment to Credit Agreement (the “Amendment”) amending the Amended and Restated Credit Agreement, dated December 13, 2019, by and among Starry, Starry Spectrum Holdings LLC, Starry (MA), Inc., Starry Spectrum LLC, Tesco LLC, Widmo Holdings LLC and Vibrant Composites Inc., as borrowers, the lenders party thereto (“Lenders”) and ArrowMark Agency Services, LLC, as administrative agent (the “Credit Agreement”).

The Amendment amended the Credit Agreement to permit the issuance by Starry of up to $18 million of cash-backed letters of credit dated on or about September 13, 2022, issued by Silicon Valley Bank for the benefit of Universal Service Administrative Company, a Delaware corporation, for the account of Connect Everyone LLC as obligor. In addition, the Amendment provides for Starry’s completion of certain milestone events and the waiver of compliance with a covenant related to holding of restricted cash.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description

10.1†	Eighth Amendment to Credit Agreement, dated as of September 13, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†    Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Starry Group Holdings, Inc.

Date: September 19, 2022	By:	/s/ Chaitanya Kanojia
Name: Chaitanya Kanojia
Title: Chief Executive Officer

Exhibit 10.1

EIGHTH AMENDMENT TO CREDIT AGREEMENT

THIS EIGHTH AMENDMENT TO CREDIT AGREEMENT, dated as of September 13, 2022 (this “Amendment”), is made by and among Starry, Inc., a Delaware corporation (the “Company” or “Borrower Representative”), the lenders listed on the signature pages hereto and ARROWMARK AGENCY SERVICES LLC, a Delaware limited liability company (“Arrowmark”), in its capacity as Administrative Agent.

STATEMENT OF PURPOSE:

WHEREAS, the Company, each Subsidiary of the Company listed as a “Borrower” on the signature pages thereto, the Administrative Agent and the financial institutions listed on the signature pages thereto as Lenders (the “Lenders”) are party to that certain Amended and Restated Credit Agreement, dated as of December 13, 2019 (as amended, restated or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Credit Agreement);

WHEREAS, the Borrower Representative, on behalf of itself and the other Borrowers, has requested that the Administrative Agent, Birch Grove and Required Lenders amend and waive certain provisions of the Credit Agreement;

WHEREAS, pursuant to Section 9.02 thereof, the Credit Agreement may be amended with the consent of the Borrower Representative, on behalf of itself and the other Borrowers, Birch Gove, the Required Lenders and the Administrative Agent; and

WHEREAS, the Administrative Agent, Birch Grove and the Required Lenders are willing to amend and waive certain provisions of the Credit Agreement in accordance with the terms and provisions of this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1. Amendments. On the Eighth Amendment Effective Date (as defined below), the Credit Agreement is amended as follows:

(a) Section 1.01 of the Credit Agreement is amended by adding the following capitalized terms in alphabetical order:

““Amendment No. 8” means that certain Eighth Amendment to Credit Agreement, dated as of September 13, 2022, among the Borrower Representative, the Administrative Agent and the Lenders party thereto.

“RDOF-22 Letters of Credit” means those certain letters of credit dated on or about September 13, 2022, issued by Silicon Valley Bank for the benefit of Universal Service Administrative Company, a Delaware corporation, for the account of Connect Everyone LLC as obligor, and having an aggregate face amount of up to $18,000,000.

“RDOF-22 Letter of Credit Period” means the period commencing on the Eighth Amendment Effective Date and ending five (5) days after the date on which the Company and its Affiliates are no longer required to maintain any letter of credit with Universal Service Administrative Company.

“Milestone Transaction” has the meaning set forth in Section 5.15.”

(b) Section 1.01 of the Credit Agreement is amended by deleting the capitalized term “Mandatory Capital Infusion”:

(c) Section 1.01 of the Credit Agreement is amended by replacing “and” with “,” immediately prior to clause (g) of the capitalized term “Excluded Deposit Account” and adding the following after the end of such clause (g):

“and (h) during the RDOF-22 Letter of Credit Period, a deposit account established with Silicon Valley Bank to cash collateralize the RDOF-22 Letters of Credit, the daily balance of which does not at any time exceed 105% of the face amount of the RDOF-22 Letter of Credit.”

(d) Section 6.01 of the Credit Agreement is amended by restating clause (xvi) as follows:

“(xvi) Indebtedness in respect of the RDOF-22 Letter of Credit.”

(e) Section 6.02 of the Credit Agreement is amended by replacing “(f) or (g)” with “(f), (g) or (h)” in clause (viii).

(f) Section 6.14 of the Credit Agreement is deleted in its entirety.

(g) Section 7.01(d) of the Credit Agreement is amended by replacing “Section 5.08, 5.11 or 5.13 or Article VI” with “5.08, 5.11, 5.13 or 5.15 or Article VI”.

(h) Article V of the Credit Agreement is amended by adding a new Section 5.15, as follows:

“Section 5.15. Milestone Transaction.

(a) Each of the events or circumstances set forth on Schedule A attached to Amendment No. 8 shall have occurred on or before the dates on which they are required to occur (or shall not have occurred on or before the dates on which it is required that they shall not have occurred), and the Loan Parties shall have complied with their respective obligations thereto.

(b) Within two (2) days of the Eighth Amendment Effective Date and on a weekly basis thereafter until the consummation of a Milestone Transaction, the Borrowers shall furnish to the Administrative Agent, on behalf of each Lender, (i) a 13-week cash flow forecast and (ii) a written certification from a Responsible

Officer of the Company stating that no Default or Event of Default has occurred and is then continuing, including under Section 5.15 of the Credit Agreement. Until the consummation of a Milestone Transaction, the Company shall make its chief executive officer and a Financial Officer (or such other officers as agreed between the Borrowers and the Required Lenders) available to the Lenders for a telephonic conference call on a weekly basis to discuss the business, operations, affairs, financial condition, assets and/or liabilities of the Loan Parties and their Subsidiaries; provided that any such information that (i) is subject to attorney-client privilege, (ii) would create a conflict of interest between the interests of the Loan Parties and their Subsidiaries and those of the Administrative Agent or any Lender, (iii) could reasonably be deemed to violate applicable laws, or (iv) would require disclosure of trade secrets or similar highly confidential information, need not be discussed.”

2. Waiver. From and after the Eighth Amendment Effective Date until and including the earlier to occur of (i) October 10, 2022 (or such other date as agreed to in a writing (which may be provided by email) among the Company, the Administrative Agent and the Required Lenders), and (ii) the date on which the RDOF-22 Letter of Credit Period terminates, the Administrative Agent, Birch Gove and the Required Lenders hereby waive the Loan Parties’ obligation to comply with Section 6.12 of the Credit Agreement.

3. Representations and Warranties of the Borrowers. The Borrower Representative, on behalf of itself and the other Borrowers, hereby represents and warrants to the Administrative Agent, Birch Grove and the Required Lenders as of the date hereof as follows:

(a) The Borrower Representative is duly authorized to execute and deliver this Amendment and to perform its obligations hereunder;

(b) The execution, delivery and performance by the Borrower Representative of this Amendment and the consummation of the transactions contemplated hereby is within the Borrower Representative’s corporate or other organizational power and have been duly authorized by all necessary corporate or other organizational action (including by the Governing Board) and, if required, action of the Equity Interest owners, of the Borrower Representative. This Amendment has been duly executed and delivered by the Borrower Representative and constitutes a legal, valid and binding obligation of the Borrower Representative, enforceable against the Borrower Representative in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(c) The execution, delivery and performance by the Borrower Representative of this Amendment and the consummation of the transactions contemplated hereby (i) do not require any Governmental Approvals except such as have been obtained or made and are in full force and effect, (ii) will not violate any applicable law, including any order of any Governmental Authority, in any material respect, except to the extent any such violations, individually and in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (iii) will not violate the Organizational Documents of a Loan Party or any of its

Subsidiaries and (iv) will not violate or result (alone or with notice or lapse of time, or both) in a default under any indenture or other agreement or instrument binding upon a Loan Party or any of its Subsidiaries or any of their assets, or give rise to a right thereunder to require any payment, repurchase or redemption to be made by a Loan Party or any of its Subsidiaries, or give rise to a right of, or result in, any termination, cancellation, acceleration or right of renegotiation of any obligation thereunder, in each case except to the extent that the foregoing, individually and in the aggregate, would not reasonably be expected to result in a Material Adverse Effect;

(d) The representations and warranties of the Borrowers contained in the Credit Agreement and in each other Loan Document qualified by materiality are true and correct, and those not so qualified are true and correct in all material respects, in each case as of the date hereof and after giving effect to this Amendment, in each case, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties are true and correct (or true and correct in all material respects, as applicable) as of such earlier date); and

(e) No Default or Event of Default exists or would result immediately after giving effect to this Amendment.

4. Conditions Precedent to Effectiveness. This Amendment shall become effective on the first date (the “Eighth Amendment Effective Date”) when each of the following conditions precedent have been satisfied:

(a) The Borrower Representative shall have executed and delivered to the Administrative Agent this Amendment and such other documents as the Administrative Agent may request;

(b) The representations and warranties set forth in Section 3 are true and correct; and

(c) The Borrowers shall have paid all fees, costs and expenses of counsel to the Administrative Agent and Birch Grove that is due and payable under the Loan Documents or this Amendment; and

5. Affirmation. The Borrower Representative, on behalf of itself and the other Borrowers, as issuer, debtor, guarantor, assignor, grantor, pledgor, or in other any other similar capacity in which such Loan Party grants liens or security interests in its property or otherwise acts as accommodation party or guarantor, as the case may be (including pursuant to the Collateral Agreement and the other Security Documents), hereby (i) ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, under each of the Loan Documents to which it is a party (after giving effect to this Amendment), (ii) to the extent such Loan Party guaranteed the Secured Obligations under or with respect to the Loan Documents, ratifies and reaffirms such guarantee and (iii) to the extent such Loan Party granted liens on or security interests in any of its property pursuant to the Security Documents as security for or otherwise guaranteed the Secured Obligations under or with respect to the Security Documents, ratifies and reaffirms such guarantee and prior grant of security interests and liens and confirms and agrees that such security interests and liens, shall continue, unimpaired in full force and effect after giving effect to this Amendment and hereafter secure all of the Secured Obligations. The Borrower Representative, on behalf of itself and the other Borrowers, hereby consents to this Amendment and acknowledges that each of the Loan Documents, as amended, remains in full force and effect and is hereby ratified and reaffirmed. The execution of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent or Lenders, constitute a waiver of any provision of any of the Loan Documents or serve to effect a novation of the Secured Obligations. This Amendment shall not constitute a novation of the Credit Agreement or any other Loan Documents.

6. No Other Modification. Except as provided in Section 2 hereof, nothing contained herein constitutes a waiver of compliance with any term or condition contained in the Credit Agreement or any of the other Loan Documents, or constitute a course of conduct or dealing among the parties hereto. Except as expressly stated herein, the Administrative Agent and Lenders reserve all rights, privileges and remedies under the Loan Documents. Except as expressly provided herein, the Credit Agreement and other Loan Documents remain unmodified and in full force and effect. This Amendment is a Loan Document, and all references in the Loan Documents to the Credit Agreement are deemed to be references to the Credit Agreement as modified by this Amendment.

7. Expenses. The Borrowers agree to reimburse the Lenders and the Administrative Agent for their reasonable and documented out-of-pocket expenses incurred by them in connection with this Amendment, including the reasonable and documented fees, charges and disbursements of (i) Cahill Gordon & Reindel LLP, counsel for Birch Grove, and (ii) Sheppard Mullin LLP, counsel for the Administrative Agent, in the case of this clause (ii) as and when required by Section 9.03 of the Credit Agreement.

8. Signatures; Counterparts; Integration. This Amendment may be executed and delivered by facsimile, portable document format (.pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign), and in multiple counterparts, each of which will be deemed an original, but all of which together will constitute one and the same contract. This Amendment and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof (but do not supersede any provisions of any separate agreements that do not by the terms thereof terminate upon the effectiveness of this Amendment, all of which provisions shall remain in full force and effect). In the event of any conflict or inconsistency between the provisions of this Amendment and those of any other Loan Document, the provisions of this Amendment shall control; provided further that the inclusion of supplemental rights or remedies in favor of the Administrative Agent or the Lenders in any other Loan Document shall not be deemed a conflict or inconsistency with this Amendment.

9. Successors and Assigns. This Amendment shall be binding on, and shall inure to the benefit of, the successors and permitted assigns of the parties hereto.

10. GOVERNING LAW; JURISDICTION; CONSENT TO SERVICE OF PROCESS; WAIVER OF JURY TRIAL. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. The jurisdiction, consent to service of process and waiver of jury trial provisions set forth in Sections 9.09 and 9.10 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis.

11. Severability. Any provision of this Amendment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

12. Further Assurances. Each of the parties shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Amendment.

13. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective officers hereunto duly authorized as of the date first above written.

“Borrower Representative”

STARRY, INC., as a Borrower

By:	/s/ Chaitanya Kanojia
Name:	Chaitanya Kanojia
Title:	CEO

“Administrative Agent”

ARROWMARK AGENCY SERVICES LLC

By:	/s/ Blake Rice
Name:	Blake Rice
Title:	Authorized Signatory

“Required Lenders”

ARROWMARK FUNDAMENTAL OPPORTUNITY FUND, L.P.

By:	its General Partner,
ArrowMark Partners GP, LLC

By:	/s/ Blake Rice
Name:	Blake Rice
Title:	Authorized Signatory

IRON HORSE INVESTMENTS LLC

By:	its Investment Advisor,
ArrowMark Colorado Holdings LLC

By:	/s/ Blake Rice
Name:	Blake Rice
Title:	Authorized Signatory

ARROWMARK SPECIALTY FINANCE LLC

By:	its Managing Member,
ArrowMark Specialty Finance MM LLC

By:	/s/ Blake Rice
Name:	Blake Rice
Title:	Authorized Signatory

ARROWMARK INCOME OPPORTUNITY FUND, L.P.

By:	its General Partner,
ArrowMark Partners GP3, LLC

By:	/s/ Blake Rice
Name:	Blake Rice
Title:	Authorized Signatory

ARROWMARK INCOME OPPORTUNITY FUND QP, L.P.

By:	its General Partner,
ArrowMark Partners GP5, LLC

By:	/s/ Blake Rice
Name:	Blake Rice
Title:	Authorized Signatory

“Birch Grove”

BIRCH GROVE CREDIT STRATEGIES MASTER FUND LP,

By:	/s/ Rodd D. Evonsky
Name:	Rodd D. Evonsky
Title:	Chief Financial Officer

BIRCH GROVE PRIVATE CREDIT OPPORTUNITIES MASTER FUND III LP

By:	/s/ Rodd D. Evonsky
Name:	Rodd D. Evonsky
Title:	Chief Financial Officer